Fulbright & Jaworski l.l.p.
A Registered Limited Liability Partnership
2200 Ross Avenue, Suite 2800
Dallas, Texas  75201-2784
www.fulbright.com

fbrumbaugh@fulbright.com direct dial: (214) 855-7177	telephone: (214) 855-8000 facsimile: (214) 855-8200

April 23, 2009

Via EDGAR

H. Christopher Owings
Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0404

Re:	Response to Comments Received from the Staff of the Commission with respect to
Amendment No. 1 to Registration Statement on Form S-3
Filed on March 4, 2009
File No. 333-157390
Form 10-K (“10-K”) for Fiscal Year Ended January 31, 2009,
Filed March 26, 2009;
Written Response
File April 9, 2009
File No. 0-50421
Client-Matter No. 067780-10416205

Dear Mr. Owings:

This letter sets forth the responses of Conn’s, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 21, 2009 (the “Comment Letter”) with respect to Amendment No. 1 to Registration Statement on Form S-3 (File No. 333-157390) filed on March 4, 2009 and the Form 10-K filed on March 26, 2009.

For the convenience of the Staff, we have set forth below, in boldface type, the number and text of each comment in the Comment Letter followed by the Company’s responses thereto.

Form 10-K for Fiscal Year Ended January 31, 2009

Item 8.  Financial Statements and Supplementary Data, page 58
Note 1.  Summary of Significant Accounting Policies, page 66

Receivables Not Sold, page 69

1.
We reviewed your response to comment one in our letter dated April 1, 2009.  As part of our previous comment we asked you to tell us the impact on your aging and reserve analysis resulting from revised underwriting standards or other lending policies and/or modified payment terms for the past two years.  Given the re-aging policy described in your response to comment three in our previous letter, please tell us whether you monitor and track the volume and performance of re-aged loans in your primary and secondary portfolios, whether the loss experience of re-aged loans differs from the loss experience of the portfolios and why re-aging does not cloud the true performance and delinquency status of the portfolios, particularly in light of  your charge off policy.  In doing so, please:

H. Christopher Owings
April 23, 2009

•	tell us the volume of loans sold and not sold that have been re-aged, extended or deferred as compared to the total primary and secondary loan portfolios at each balance sheet date;

•
provide us with a schedule that shows the amounts of previously re-aged accounts, re-aged accounts that have been charged off and collections on re-aged accounts during each year presented segregating loans re-aged once and more than once in reasonable detail;

•	compare and contrast the historical loss rates on re-aged receivables to loss rates used in calculating the provision for bad debts related to your primary and secondary portfolio accounts; and

•	quantify for us the effect of segmenting the re-aged receivables from your primary and secondary portfolio accounts in computing the historical charge-off percentages.

In addition, in future filings please expand your accounting policy disclosures regarding charge offs and loss reserve estimates, including those related to re-aging, historical loss experience and recoveries related to credit insurance and repossessed products.  The additional disclosure should include how your policies could impact the timing of charge-offs and the charge off experience considered in estimating the provision for bad debts.  You should also disclose how your re-aging process effects the fair value of your interest in securitized assets inasmuch as the fair value is affected by your historical delinquency rates and the timing of charge-offs.  Finally, please tell us if there are any federal or state guidelines that govern the criteria used to determine whether your accounts qualify for re-aging.  If so, tell us how your criteria compare with the federal and/or state guidelines.

H. Christopher Owings
April 23, 2009

The following tables provide the detailed information requested and support the business purpose of the Company’s reaging programs. The information is presented on a combined basis as the balance of accounts retained on the balance sheet represents only 6.6% of the total reage receivable population at January 31, 2009.

Balance of Loans as of January 31, 2008 and 2009
(000's)	As of January 31,
	2008			2009
	Reaged	Total	% Reaged	Reaged	Total	% Reaged
Primary Portfolio	71,883	511,586	14.1%	90,560	589,922	15.4%
Secondary Portfolio	35,844	143,281	25.0%	50,602	163,591	30.9%
Total Reaged	107,727	654,867	16.5%	141,162	753,513	18.7%

Analysis of Outstanding Loan Balances by Year of Origination as of January 31, 2009
	Total	% of Total
Outstanding Balance of Loans Originated in Fiscal Year Ended January 31, 2009	497,413	69.5%
Outstanding Balance of Loans Originated in Fiscal Year Ended January 31, 2008	152,315	21.3%
Outstanding Balance of Loans Originated in Fiscal Year Ended January 31, 2007	46,794	6.5%
Outstanding Balance of Loans Originated in Fiscal Year Ended January 31, 2006	14,752	2.1%
Outstanding Balance of Loans Originated Pre-Fiscal Year Ended January 31, 2006	4,155	0.6%
Total Installment Loans	715,429	100.0%

Total Revolving Charge Loans	38,084
Total Portfolio	753,513

(Because revolving charge loans can have originations in multiple years, they cannot be analyzed by year of origination. Additionally, revolving charge loans account for only 5.1% of the total portfolio.)

H. Christopher Owings
April 23, 2009

Reaged Loan Activity Analysis
(000's)	Primary Portfolio				Secondary Portfolio
	Number of Months Term Extended				Number of Months Term Extended
	< 7	7 to 12	> 12	Total	< 7	7 to 12	> 12	Total
Balance at 1/31/07	39,516	19,048	13,708	72,272	18,180	6,325	4,318	28,823
Additions	30,410	11,944	13,678	56,032	15,379	6,534	6,077	27,990
Collections	(30,434)	(10,256)	(8,367)	(49,057)	(11,665)	(3,524)	(2,390)	(17,579)
Charge-Offs	(3,600)	(2,293)	(2,322)	(8,215)	(1,749)	(967)	(893)	(3,609)
Cash Recoveries	232	201	191	624	65	38	47	150
Repossessions	128	54	45	227	35	18	16	69
Balance at 1/31/08	36,252	18,698	16,933	71,883	20,245	8,424	7,175	35,844
Additions	56,943	11,219	12,739	80,901	28,264	7,460	6,402	42,125
Collections	(35,687)	(9,747)	(8,867)	(54,301)	(15,708)	(4,186)	(2,981)	(22,875)
Charge-Offs	(3,890)	(2,375)	(3,032)	(9,297)	(2,231)	(1,420)	(1,307)	(4,957)
Cash Recoveries	425	313	475	1,213	145	120	139	404
Repossessions	65	49	47	161	27	19	15	61
Balance at 1/31/09	54,108	18,157	18,295	90,560	30,742	10,417	9,443	50,602

Comparison of Loss Rates
	Year ended January 31,
Primary Portfolio	2008	2009
Reaged Portfolio Loss Rate	10.2%	9.8%
Total Primary Portfolio Loss Rate	2.7%	2.8%

Secondary Portfolio
Reaged Portfolio Loss Rate	10.5%	10.4%
Total Primary Portfolio Loss Rate	3.5%	4.6%

Combined Portfolio
Reaged Portfolio Loss Rate	10.3%	10.0%
Non-Reaged Portfolio Loss Rate	1.3%	1.7%
Total Portfolio Loss Rate	2.9%	3.2%

As can be seen in the information above, the Company receives significant collections from reaged accounts. Additionally, as is evidenced in the Analysis of Loans by Year of Origination above, reaging has not resulted in a significant accumulation of receivables originated in prior years – only 2.7% of all installment loan receivables as of January 31, 2009, were originated more than three years ago, while 69.5% of the portfolio was originated during the year ended January 31, 2009. While the loss rates on reaged accounts are higher than on non-reaged accounts, at 10.0%, as compared to 1.7% for the year ended January 31, 2009, the significant principal collections and a post-charge-off recovery rate that is consistent with the non-reaged receivables support the purpose and benefit to the Company and its customers of the reage program.

The Company does not believe the reage program clouds the true performance and delinquency status of the portfolio because the Company has used the reage programs consistently over a long period of time (the percentage of the portfolio reaged has averaged 17.7% over the last four fiscal year ends, in a range from 16.5% to 18.7%) and the Company’s overall charge-off and delinquency performance has remained relatively consistent over the same time period. If the Company had segmented the receivables on balance sheet between reaged and non-reaged for purposes of determining its loss reserve, it would have provided a smaller provision for bad debts than was reflected in the financial statements for the year ended January 31, 2009. Because of the recent growth in the on-balance sheet portfolio the reaged receivables represent only 8.6% of the balance, which the Company does not believe is indicative of the future performance of the on-balance sheet receivables, as indicated by the 18.7% of the combined portfolio that was reaged as of January 31, 2009. As such, the Company believes it is more appropriate to record the reserves based on its historical overall combined loss experience. As the on-balance sheet portfolio seasons, the Company will monitor the need to further segment the receivables when determining the provision for bad debts. Additionally, because the Company collects a substantial portion of the reaged receivables balances and reaging has not resulted in a meaningful portion of the portfolio balance remaining outstanding after the end of the contractual term, it shows that the Company is not deferring accounts to avoid charge-off and thus, has not built up a significant future loss potential. The purpose of reaging is to allow the customer the opportunity to continue to pay on the account to protect the payment stream and allow them to maintain future credit opportunities and protect their credit history.

H. Christopher Owings
April 23, 2009

In the course of managing its business, and in compliance with the requirements of various financing facilities, one of the key metrics the Company reviews is the number of months an account has been reaged. While the Company does not track the number of times an account has been reaged it does track the total period the account has been reaged. For purposes of providing investors insight into the metrics the Company and its lenders use to monitor the business, the Company has included in the revisions requested to be applied in future filings the total amount of accounts reaged more than six months and the total amount of accounts reaged. As a reminder, this is a highly controlled process that requires contact with the customer and compliance with Company policies and procedures.

As a retail lender, complying with the consumer finance codes in the states in which it operates, the Company is not subject to any federal or state guidelines that govern the criteria used to determine whether accounts qualify for reaging. The consumer finance codes do define the amount that can be charged when reaging an account and the Company complies with these requirements.

Attached with this letter are the pages from the Company’s last filing on Form 10-K marked for changes made to address the recommendations of the staff. The changes will be applied to the future filings of the Company.

2.
Please tell us why using 12 months of charge-off history is a more accurate estimate in calculating loss rates versus using charge-offs for periods representing the weighted average lives of the primary and secondary portfolio accounts.  Please compare and contrast the effect of using the weighted average lives as opposed to the 12 month period on your provision for bad debts and fair value of your interest in securitized assets.

The overall objective in determining the loss reserve is to estimate future losses inherent in the portfolio. As such, the Company believes that using the most recent 12-month charge-off history to determine the loss rate provides a more accurate estimate because it captures and quickly reacts to current trends in portfolio performance, especially in relation to current economic conditions, and considers the impacts of seasonality in a 12-month period. Using a longer period of time would dilute the impact of recent trends and events and could cause distortion relative to seasonality within a 12-month period. Additionally, the Company believes the following information supports this conclusion:

H. Christopher Owings
April 23, 2009

♦
The Primary Portfolio, which accounted for 78.3% of the combined portfolio at January 31, 2009, has a weighted average life of approximately 14 months, which is not significantly different than the 12-month period being used to determine the loss rate.

♦	As a result of the Company’s relatively consistent charge-off experience over time, utilizing a longer time period does not result in a meaningful difference in the loss rate.

o
If the loss rates were computed using the actual experience over the weighted average lives of the two portfolios, the Primary Portfolio loss rate would have been 2.85%, as compared to 2.67% for the 12-month period, and the Secondary Portfolio loss rate would have been 4.43%, as compared to 4.69% for the 12-month period. These differences result in an immaterial difference of $98,000 from the amounts included in the Company’s financial statements.

o
This fact is further supported by the consistency in the Company’s loss rate over longer periods of time. As an example, the combined loss rate over the past three years has averaged 3.1%, in a range from 2.9% to 3.3%, while the average over the past seven years was 2.8%. The increase to 3.1% in the most recent three years was in part due to the increase in the Secondary Portfolio, which has a higher loss rate, relative to the total portfolio. Because the Company calculates the loss reserves for the primary and secondary portfolios independently, the loss reserve appropriately considers the separate experience of the two portfolios.

♦
Additionally, as discussed in the previous comment letter response, the Company monitors factors that may require adjustments to the loss reserve calculation, including, but not limited to significant changes in delinquency, re-aging, underwriting, and laws and regulations, and, in fact, has made adjustments in the past.

Given the recent increase in the balance of receivables on balance sheet, the Company will closely monitor the trends and performance of these receivables and will adjust the loss reserve estimate if its experience varies significantly from historical experience. As such, the Company believes its provision for bad debts is reasonable and appropriate and complies with the requirements of SFAS No. 5.

As required by SFAS No. 157, the Company develops the assumptions used in determining the fair value of its interests in securitized assets based on the assumptions it believes a market-place participant would use. As such, the loss rate assumption is developed each quarter based on a review of the Company’s loss experience over longer and shorter periods of time than the most recent 12-month charge-off history used to determine the provision for bad debts. The Company believes a market-place participant would take fluctuations during individual quarters or months relative to the long-term average into account, in addition to the long-term loss experience of the portfolio, to determine the potential volatility of future charge-offs. As the 12-month charge-off history is only one piece of the information a market-participant would review in making judgments about the expected loss rate, the Company believes the 4% loss rate assumption it used in the fair value calculation as of January 31, 2009, reflects a market-place participant’s assumption and minor changes in the actual loss rate would not change this conclusion.

H. Christopher Owings
April 23, 2009

Note 3.  Interest in Securitized Receivables, page 74

3.
We reviewed your response to comment three in our letter dated April 1, 2009.  It seems that the risk characteristics of customers experiencing hardships qualifying for re-aging process would warrant further segmentation of your portfolio when calculating a reasonable estimate of historical loss rates of your primary and secondary portfolios.  Please tell us why further segmentation of the portfolio is not required.  In addition, we believe you should expand your disclosure in management’s discussion and analysis of financial condition and results of operations and/or your discussion of finance operations in Item 1 to discuss your re-aging policies and provide a comparative analysis of re-aged receivables reflected in your owned accounts and in the combined managed portfolios at each balance sheet date as well as receivables that have never been re-aged.  The analysis should identify appropriate ranges of re-aged accounts included in the year end balances based on number of times the receivables have been re-aged.  You should indicate why your re-aging policies are economically beneficial to you and how management evaluates the results of your re-aging plans.  Please show us what these additional  disclosures will look like.

While the loss rates on reaged accounts are higher than on non-reaged accounts, at 10.0%, as compared to 1.7% for the year ended January 31, 2009, because the level of reaged accounts in the portfolio remain relatively consistent over time (the percentage of the portfolio reaged has averaged 17.7% over the last four fiscal year ends, in a range from 16.5% to 18.7%), segmenting the receivables would not result in a material difference in the loss reserves for the Primary or Secondary Portfolios. However, the Company recognizes that if the relative charge-off rates or mix of the portfolio (reaged versus non-reaged) changes significantly, it could have a material impact on the loss reserves and provision for bad debts and, as such, will continue to monitor these factors and will make revisions to its calculations if past experience proves not be indicative of future expectations.

Attached with this letter are the pages from the Company’s last filing on Form 10-K marked for changes made to address the recommendations of the staff. The changes will be applied to the future filings of the Company.

******

Should any member of the Staff have any questions or additional comments regarding the responses to the Comment Letter set forth above, please do not hesitate to call the undersigned at (214) 855-7177.

Sincerely,

/s/ D. Forrest Brumbaugh
D. Forrest Brumbaugh

DFB:pl
Enclosures

cc:           William Thompson, Accounting Branch Chief, Securities and Exchange Commission
Tony Watson, Accountant, Securities and Exchange Commission

H. Christopher Owings
April 23, 2009

Scott Anderegg, Staff Attorney, Securities and Exchange Commission
Ellie Bavaria, Special Counsel, Securities and Exchange Commission
Thomas J. Frank, Sr., Conn’s, Inc.
Sydney K. Boone, Conn’s, Inc.
Michael J. Poppe, Conn’s, Inc.

APPENDIX

Set forth below are sections from the Company’s Form 10-K for the year ended January 31, 2009, marked to show examples of the types of changes that the Company intends to make in future filings to address the recommendations of the Staff.  The applicable section headers have been included below to provide the Staff context for the change.

PART I

ITEM 1. BUSINESS.

[…]

Finance Operations

[…]

Credit Quality.    We closely monitor the credit portfolios to identify delinquent accounts early and dedicate resources to contacting customers concerning past due accounts. We believe that our unique underwriting model, secured interest in the products financed, required down payments, local presence, ability to work with customers and flexible financing alternatives contribute to the historically low net charge-off rates on these portfolios. In addition, our customers have the opportunity to make their monthly payments in our stores, and approximately 58% our active credit accounts did so at some time during the last 12 months. We believe that these factors help us maintain a relationship with the customer that keeps losses low while encouraging repeat purchases.

Our collection activities involve a combination of efforts that take place in our corporate office and San Antonio collection centers, and outside collection efforts that involve a visit by one of our credit counselors to the customer’s home. We maintain a predictive dialer system and letter campaign that helps us contact between 30,000 and 35,000 delinquent customers daily. We also maintain an experienced skip-trace department that utilizes current technology to locate customers who have moved and left no forwarding address. Our outside collectors provide on-site contact with the customer to assist in the collection process or, if needed, to voluntarily repossess the product in the event of non-payment. As part of our effort to work with our customers to achieve and maintain a habit of making consistent monthly payments on their credit accounts with us we will, at times, extend their contractual payment terms, also known as reaging, which usually results in updating the past due status of the account to reflect it as current. Typically, we will agree to reage an account when a customer has experienced a financial hardship, such as temporary loss of employment, if, after discussing the situation with the customer, we are comfortable that they will be able resume making their regularly scheduled payments. Generally, for the reage process to be completed, the customer is required to pay interest on the account for the number of months reaged and at times may require one or more full monthly payments. An account can be reaged multiple times over its life. We believe our reaging programs reduce our ultimate net charge-offs and enhance our ability to collect the full amounts due to us from sales under our credit programs and results in building long-term relationships with those customers that help drive future sales. Repossessions are made when it is clear that the customer is unwilling to establish a reasonable payment program. Our legal department represents us in bankruptcy proceedings and filing of delinquency judgment claims and helps handle any legal issues associated with the collection process.

Generally, we deem an account to be uncollectible and charge it off if the account is 120 days or more past due and we have not received a payment in the last seven months. Over the last 36 months, we have recovered approximately 11% of charged-off amounts through our collection activities. The income that we realize from the receivables portfolio that we manage depends on a number of factors, including expected credit losses. Therefore, it is to our advantage to maintain a low delinquency rate and net loss ratio on the credit portfolios.

Our accounting and credit staff consistently monitor trends in charge-offs by examining the various characteristics of the charge-offs, including store of origination, product type, customer credit information, down payment amounts and other identifying information. We track our charge-offs both gross, before recoveries, and net, after recoveries. We periodically adjust our credit granting, collection and charge-off policies based on this information.

The following tables reflects the performance of our two credit portfolios, net of unearned interest.

	Primary Portfolio (1)			Secondary Portfolio (1)
	Year Ended January 31,			Year Ended January 31,
	2007	2008	2009	2007	2008	2009
	(dollars in thousands)			(dollars in thousands)
Total outstanding balance (period end)	$435,607	$511,586	$589,922	$133,944	$143,281	$163,591
Average total outstanding balance	$417,747	$465,429	$538,673	$116,749	$141,202	$157,529
Account balances over 60 days old (period end)	$26,024	$31,558	$35,153	$11,638	$18,220	$19,988
Percent of balances over 60 days old to total
outstanding (period end)	6.0%	6.2%	6.0%	8.7%	12.7%	12.2%
Total account balances re-aged	$72,272	$71,883	$90,560	$28,823	$35,844	$50,602
Percent of balances reaged to total
outstanding (period end) (2)	16.6%	14.1%	15.4%	21.5%	25.0%	30.9%
Account balances re-aged more than six months	$32,756	$35,631	$36,452	$10,643	$15,599	$19,860
Bad debt write-offs (net of recoveries)	$13,507	$12,429	$15,071	$3,896	$4,989	$7,291
Percent of write-offs (net) to average outstanding (3)	3.2%	2.7%	2.8%	3.3%	3.5%	4.6%

	Combined Portfolio (1)
	Year Ended January 31,
	2007	2008	2009
	(dollars in thousands)
Total outstanding balance (period end)	$569,551	$654,867	$753,513
Average total outstanding balance	$534,496	$606,631	$696,202
Account balances over 60 days old (period end)	$37,662	$49,778	$55,141
Percent of balances over 60 days old to total
outstanding (period end)	6.6%	7.6%	7.3%
Total account balances reaged	$101,095	$107,727	$141,162
Percent of balances reaged to total
outstanding (period end) (2)	17.7%	16.5%	18.7%
Account balances reaged over 6 months	$43,399	$51,230	$56,312
Bad debt write-offs (net of recoveries)	$17,403	$17,418	$22,362
Percent of write-offs (net) to average outstanding (3)	3.3%	2.9%	3.2%

(1)	The Portfolios consists of owned and sold receivables.
(2)	At January 31, 2009, this amount was impacted as we assisted our customers after Hurricane Ike in September 2008.
(3)	The fiscal year ended January 31, 2007, was impacted by the disruption to our credit collection operations caused by Hurricane Rita.

[…]

PART II

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

[…]

Application of Critical Accounting Policies

[…]

Transfers of Financial Assets.

[…]

We estimate the fair value of our Interests in securitized assets using a discounted cash flow model with most of the inputs used being unobservable inputs. The primary unobservable inputs, which are derived principally from our historical experience, with input from our investment bankers and financial advisors, include the estimated portfolio yield, net credit loss rate, discount rate, payment rate and delinquency rate and reflect our judgments about the assumptions market participants would use in determining fair value. The impact of our reaging programs are reflected in the historical payment rate, loss rate and delinquency trends considered in setting the market participant assumptions. In determining the cost of borrowings, we use current actual borrowing rates, and adjust them, as appropriate, using interest rate futures data from market sources to project interest rates over time. Changes in the assumptions over time, including varying credit portfolio performance, market interest rate changes, market participant risk premiums required, or a shift in the mix of funding sources, could result in significant volatility in the fair value of the Interest in securitized assets, and thus our earnings.

[…]

Receivables Not Sold.  Accounts receivable not eligible for inclusion in the securitization program are carried on the Company’s consolidated balance sheet in Customer accounts receivable.  The Company records the amount of principal on those receivables that is expected to be collected within the next twelve months in current assets on its consolidated balance sheet.  Those amounts expected to be collected after 12 months are included in non-current assets.  Typically, a receivable is considered delinquent if a payment has not been received on the scheduled due date. Additionally, we offer reage programs to our customers that can result in updating an account from a delinquent status to a current status. Generally, an account that is delinquent more than 120 days and for which no payment has been received in the past seven months will be charged-off against the allowance and interest accrued subsequent to the last payment will be reversed. Interest income is accrued using the Rule of 78’s method for installment contracts and the simple interest method for revolving charge accounts, and is reflected in Finance charges and other. Typically, interest income is accrued until the contract or account is paid off or charged-off and we provide an allowance for uncollectible interest. Interest income is recognized on our “same as cash” promotion accounts based on our historical experience related to customers that fail to satisfy the requirements of the interest-free programs. The Company has a secured interest in the merchandise financed by these receivables and therefore has the opportunity to recover a portion of the charged-off value.

Allowance for Doubtful Accounts.  We record an allowance for doubtful accounts for our Customer accounts receivable, based on our historical net loss experience. The net charge-off data used in computing the loss rate is reduced by the amount of post-charge-off recoveries received, including cash payments, amounts realized from the repossession of the products financed and, at times, payments under credit insurance policies. The balance in the allowance for doubtful accounts and uncollectible interest for customer receivables was $0.8 million and $3.9 million, at January 31, 2008 and 2009, respectively. Additionally, as a result of our practice of reaging customer accounts, if the account is not ultimately collected, the timing and amount of the charge-off is impacted. If these accounts had been charged-off sooner the net loss rates over time might have been higher. Due to the recent growth in the balance of receivables on the balance sheet, as of January 31, 2009, reaged receivable balances represented only 8.6% of the total portfolio balance. If the historical loss rate used to calculate the allowance for doubtful accounts were increased by 10% at January 31, 2009, we would have increased our Provision for bad debts by $0.4 million.

[…]

CONN’S, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
January 31, 2009

1.    Summary of Significant Accounting Policies

[…]

Receivables Not Sold.    Certain receivables are not eligible for inclusion in the securitization program are carried on the Company’s consolidated balance sheet in Customer accounts receivable. The Company records the amount of principal on those receivables that is expected to be collected within the next twelve months in current assets on its consolidated balance sheet.  Those amounts expected to be collected after 12 months are included in non-current assets.  Typically, a receivable is considered delinquent if a payment has not been received on the scheduled due date. Additionally, the Company offers reage programs to our customers that can result in updating an account from a delinquent status to a current status. Generally, an account that is delinquent more than 120 days and for which no payment has been received in the past seven months will be charged-off against the allowance and interest accrued subsequent to the last payment will be reversed. Interest income is accrued using the Rule of 78’s method for installment contracts and the simple interest method for revolving charge accounts, and is reflected in Finance charges and other. Typically, interest income is accrued until the contract or account is paid off or charged-off and we provide an allowance for uncollectible interest. Interest income is recognized on interest-free promotion credit programs based on the Company’s historical experience related to customers that fail to satisfy the requirements of the interest-free programs. The amount of receivables carried on the Company’s consolidated balance sheet that were past due 90 days or more and still accruing interest was $1.5 million and $1.9 million at January 31, 2008 and 2009, respectively.  The Company has a secured interest in the merchandise financed by these receivables and therefore has the opportunity to recover a portion of the charged-off value. (See also Note 3.)

Allowance for Doubtful Accounts.    The Company records an allowance for doubtful accounts for its Customer and Other accounts receivable, based on its historical net loss experience. The net charge-off data used in computing the loss rate is reduced by the amount of post-charge-off recoveries received, including cash payments, amounts realized from the repossession of the products financed and, at times, payments under credit insurance policies. Additionally, as a result of the Company’s practice of reaging customer accounts, if the account is not ultimately collected, the timing and amount of the charge-off is impacted.